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18001269

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jett Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Ave, 11th Floor
(No. and Street)

New York City	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 212-916-7450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza, Suite 3000	New York City	New York	10029
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jett Capital Advisors LLC, as of March 13, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6125117
Qualified In New York County
My Commission Expires 12-15-2021

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JETT CAPITAL ADVISORS LLC

REPORT ON AUDIT OF THE STATEMENT OF FINANCIAL CONDITION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Jett Capital Advisors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Jett Capital Advisors, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2014.

New York, New York
March 13, 2018

JETT CAPITAL ADVISORS LLC

Statement of Financial Condition

December 31, 2017

ASSETS:

Cash	$ 385,286
Due from brokers	76,636
Investments, at fair value	2,150,748
TOTAL ASSETS	$ 2,612,670

LIABILITIES AND MEMBER'S EQUITY:

Accounts payable and accrued expenses	$ 66,594
Payable to parent	16,280
TOTAL LIABILITIES	82,874
Member's Equity	2,529,796
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,612,670

See notes to financial statement.

JETT CAPITAL ADVISORS LLC
Notes to Financial Statement
YEAR ENDED DECEMBER 31, 2017

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Jett Capital Advisors, LLC ("the Company", "the LLC", "or "JCA") was organized in Delaware on August 19, 2013. On March 18, 2014 the Company was approved as a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company advises its customers in raising capital primarily through private placements of public equity securities to institutional investors. The Company is focused primarily on the mining and minerals sector. It is a wholly owned subsidiary of Jett Capital Advisors Holdings, LLC ("the parent" or "JCAH").

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

The LLC received securities as part of its portion of its fees during 2017. These securities are sometimes considered illiquid, meaning that should the LLC choose to liquidate these investments, there would not likely be a ready market to do so. During 2017 the Company received $1,993,906 of securities as a portion of its fees earned.

Foreign Exchange

Translation of foreign currencies assets denominated in foreign currencies are translated at year-end rates of exchange, whereas statement of operations accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Investments at fair value

The LLC accounts for its investments in accordance with ASC 820-10 (previously known as Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* or SFAS No. 157), which defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Under ASC 820-10, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on measurement dates. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the LLC. Unobservable inputs reflect the LLC's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the LLC has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Investments (continued)

determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the LLC in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the LLC's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The LLC uses prices and inputs that are current as of the measurement date, including periods of market dislocation.

In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Under certain market conditions, the LLC's securities may be deemed to be illiquid. Illiquid securities are generally those for which there is no ready market available to facilitate the liquidation of the securities. This may result in the securities being disposed of at a price significantly different than the recorded value since the market price of illiquid securities generally is more volatile than that of more liquid securities. This illiquidity of securities may result in the LLC incurring substantially different results on the final sale of some securities than the current fair value recognizes.

Among the more specific factors that are considered by management of the LLC in determining the fair value of a security are: (1) type of security; (2) cost at date of purchase (generally used for initial valuation); (3) for restricted securities, the discount from market value of unrestricted securities of the same class at the time of purchase; (4) information as to any transactions or offers with respect to

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Investments (continued)

the security; (5) special reports prepared by analysts; (6) the price and extent of public trading in similar securities of the issuer or comparable companies; (7) the fundamental analytical data relating to the investment; and (8) evaluation of the forces which influence the market in which these securities are purchased and sold.

There can be no assurance that the LLC could purchase or sell a security at the price used to calculate the LLC's capital. Changes in the estimated fair value of securities may be less frequent and of greater magnitude than changes in the price of securities valued at their last sale price, by an independent pricing service, or based on market quotations. Those estimated values do not necessarily represent the amounts that may be ultimately realized, due to the occurrence of future circumstances that cannot be reasonably determined.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Partnership determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Deferred Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the base of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Deferred Income Taxes (continued)

differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business.

Due from Brokers

The Company from time to time has cash at brokers. The balance primarily represents funds held by the broker which result from proceeds from securities transactions.

Credit Risk

The only credit risk taken by the Company occurs when cash balances in a bank account exceeds the Federal Deposit Insurance Corporation (FDIC) insurance

Note 2 - Net Capital Requirements

The Company is registered with the SEC and FINRA. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2017, the Company had net capital of $648,590, which was $548,590 in excess of its net capital requirement of $100,000.

Note 3 - Income Taxes

The Company is an LLC, wholly owned by JCAH and files consolidated federal and state with its only member, its Parent, and as a result is a "disregarded entity" for Federal and State income tax purposes. Accordingly, no provision or liability for federal and state income taxes has been included in the financial statements. The Company also files a consolidated tax return with its Parent who is subject to New York City Unincorporated Business Tax ("NYCUBT"). The Company accounts for the NYCUBT as though the Company filed its own return separate from the Parent and tax payments, if any, are paid to its Parent for its proportionate share of taxes.

Note 4 - Related Party Transactions

The Company has entered into an expense sharing agreement with JCAH as of April 1, 2014 whereby all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"): and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and

All FINRA-related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

All expenses related to the business of the Company. Any expenses paid by JCAH will be reimbursed by the Company at the cost to JCAH including the NYUBCT, as more fully described in Note 3 and the use of the New York City office space (office space lease is in the name of JCAH).

This agreement shall be terminated upon the cessation of the Company's commercial operations

Note 5 - Commitments, Contingencies and Indemnifications

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

A claim related to a failed transaction was filed by a counterparty in a Canadian court for an alleged breach of contract. The claim lists three additional defendants along with the Company. On December 21, 2017, the Company filed an Application for Stay of Proceedings which is scheduled for July 2018. There has been no further significant developments in the action since the initial filing in early 2017. The Company has not recorded any provision or liability in connection with this claim and the Company's stay application. Company management believes the claim is without merit and intends to defend itself rigorously in this matter.

Note 6 - Investments at Fair Value

During 2017 there were securities and derivatives received by Company from three transactions that resulted in the Company receiving a portion of its fee in kind.

Investments (continued)

These in-kind securities and derivatives were recorded at fair value based upon a fair value hierarchy in accordance with ASC 820-10. See Note 1 for a discussion of the Company's policies. The equity securities received were treated as Level 2 investments and valued using current market prices. The equity derivative instruments received were treated as Level 3 investments and fair value was estimated using an option pricing model.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value requires more judgement. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgement exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In some cases, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In such cases, the fair value measurement is generally categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The following table summarizes the valuation techniques (and significant unobservable inputs) used for the Company's investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2017:

Assets (at fair value)	Fair Value at Dec. 31, 2017	Valuation Techniques	Unobservable Inputs	Range of Inputs
Private equity options		Black Scholes	Volitility	20% - 43%
(all Level 3 investments)	$ 1,736,068	Pricing Model	Duration	To Sept. 25, 2019

The following table presents information about the Company's assets measured at fair value as of December 31, 2017:

	Value Received	Cost	Level 1	Level 2	Level 3
Client 1	$ -	$ 230,640	$ -	$ 9,587	$ -
Client 2	$ 1,960,263	$ -	$ -	$ 405,093	$ 1,479,784
Client 3	$ 33,643	$ -	$ -	$ -	$ 256,284

Investments (continued)

The following table provides a reconciliation of the beginning and ending balances for the Level 3 assets at fair value using the same Black Scholes Model as described above for the year ended December 31, 2017

	Beginning Balance	Value Received	Sales Proceeds	Unrealized Gains (Losses)	Ending Balance
Client 2	$ -	$ 1,960,263	$ (493,455)	$ 12,976	$ 1,479,784
Client 3	$ -	$ 33,643	$ -	$ 222,641	$ 256,284

Note 7 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2017, through March 13, 2018 the date of issuance of these financial statements.

During January and February the Company sold shares and received gross proceeds of $2,285,419. Approximately $404,000 of these proceeds were from shares included in the December 31, 2017 Statement of Financial Condition. The remainder was from options exercised in January and February which were received in 2017 in lieu of cash fees.

There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.